                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-39308
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 19, 2000)

                                8,750,000 Shares

                          [FRIEDE GOLDMAN HALTER LOGO]

                                  Common Stock

                               ----------------

   Friede Goldman Halter, Inc. is selling 8,750,000 shares of common stock at a price of $8.25 per share. Our common stock is listed on the New York Stock Exchange under the symbol "FGH." On June 21, 2000, the last sale price of our common stock as reported on the New York Stock Exchange was $8 11/16 per share.

                               ----------------

   Investing in our common stock involves risks that we describe in the "Risk Factors" section beginning on page S-3 of this prospectus supplement.

                               ----------------

                                                         Per Share    Total
                                                         --------- -----------
      Public Offering Price.............................   $8.25   $72,187,500
      Underwriting Discount.............................   $0.29   $ 2,537,500
      Proceeds to Friede Goldman Halter, Inc. (before
       expenses)........................................   $7.96   $69,650,000

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

   The underwriters are offering the common stock subject to various conditions. The underwriters expect to deliver the common stock to purchasers on or about June 27, 2000.

RBC Dominion Securities                                Jefferies & Company, Inc.

June 22, 2000

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT


SUMMARY....................................................................  S-1


FRIEDE GOLDMAN HALTER, INC. ...............................................  S-1


RISK FACTORS...............................................................  S-3


USE OF PROCEEDS............................................................  S-9


UNDERWRITING...............................................................  S-9


LEGAL MATTERS.............................................................. S-10


EXPERTS.................................................................... S-10

                   IMPORTANT NOTICE ABOUT INFORMATION IN THIS
             PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

   This document is in two parts. The first part is the prospectus supplement, which describes our business and the specific terms of this common stock offering. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the "prospectus," we are referring to both parts combined.

   If the description of the offering varies between the prospectus supplement and the base prospectus, you should rely on the information in the prospectus supplement.

   You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer of our common stock in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or in any document incorporated by reference in this prospectus is accurate as of any date other than the date on the front of each of these documents.

                                    SUMMARY

   This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. This summary is not complete and may not contain all of the information that you should consider before investing in the common stock of Friede Goldman Halter, Inc. You should read the entire prospectus supplement, the accompanying prospectus and the information incorporated by reference carefully.

                          FRIEDE GOLDMAN HALTER, INC.

   We are a world leader in the design, manufacture, conversion and modification of equipment for the maritime and offshore energy industries. We conduct our operations in three primary segments: offshore, vessels, and engineered products.

Offshore Segment

   Our offshore segment provides conversion, retrofit, repair and modification services for existing offshore drilling rigs and the design, construction and equipping of new offshore drilling units. Our offshore segment customers consist primarily of drilling contractors that drill offshore exploratory and development wells for oil and gas companies throughout the world, particularly in the Gulf of Mexico, the North Sea and areas offshore of West Africa, South America and eastern Canada.

Vessels Segment

   Our vessels segment is the largest builder of small to medium-sized ocean-going vessels in the United States. Services provided by our vessels segment include the design, new construction and conversion for ocean-going vessels including offshore support vessels, double hull fuel barges, oceanographic research and survey ships, high speed patrol boats and ferries, tug boats, tow boats and offshore barges. Customers of the vessels segment consist of offshore energy service companies, domestic and foreign governments and other commercial enterprises. We also provide a wide variety of repair and conversion services for vessels and barges that service the offshore energy and commercial markets; however, we recently entered into a definitive agreement to sell substantially all of our shipyards currently involved in the vessel repair business. See "--Recent Developments" below.

Engineered Products Segment

   Our engineered products segment services include the design and manufacture of the world's largest cranes, mooring systems, marine deck equipment, jacking systems, specialty mechanical systems, and a comprehensive aftermarket repair and retrofitting operation. Our primary engineered products customers, in addition to the customers of our offshore segment, include offshore construction contractors, shipyards, commercial cruise-liner operators, general merchant marine, the fishing industry, on-land general construction contractors and the U.S. government.

Recent Developments

   On May 30, 2000, our subsidiary, Friede Goldman Offshore Texas, L.P. (FGOT) entered into amended contractual arrangements with Petrodrill IV Ltd. and Petrodrill V Ltd. (Petrodrill). Previously, FGOT was involved in litigation with Petrodrill regarding contract disputes over FGOT's construction of two deepwater drilling rigs as described in our most recent Annual Report on Form 10-K for the year ended December 31, 1999 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000. As amended, the Petrodrill contracts provide for delivery of the rigs on September 15 and December 15, 2001. The parties also agreed to increase the float-out milestone payment by $3 million per rig and to a final $6.4 million payment per rig at delivery, resulting in a new contract value of $186.8 million based on the new delivery schedules. The parties also agreed to increased late delivery penalties and to settlement of all related litigation. The contract amendments have not resulted in any change in our previously announced estimate of costs in excess of contract prices of approximately $60 million. Approximately $44.7 million of such amount is included in reserves for losses on uncompleted contracts in our previously reported financial statements. Management expects such costs to be expensed by us over an eighteen month period which began in April 2000.

   On May 31, 2000, we announced the signing of a definitive agreement to sell five shipyards that are principally involved in the vessel repair business to Bollinger Shipyards, Inc. of Lockport, Louisiana for cash consideration of approximately $80 million. This price is subject to adjustment in certain circumstances. The proceeds of the sale are expected to be used primarily to reduce our indebtedness under our bank credit agreement. The transaction will be structured as an asset sale, and we expect to complete the transaction in July 2000. The closing of the transaction is subject to certain conditions, including approval under the Hart Scott Rodino Act.

   On June 15, 2000, a dry-dock owned by one of our subsidiaries sunk in the vicinity of our facility in Calcasieu, Louisiana. We maintain insurance covering loss or damage to the dry-dock on a scheduled basis and any claims by third parties as a result of the incident. The dry-dock is included among the assets subject to our definitive agreement to sell our vessel repair business to Bollinger Shipyards, Inc., described above. Under the terms of the definitive agreement, loss or damage to the dry-dock is not expected to affect the closing of the transaction.

                                  RISK FACTORS

Our Business and Operations Depend Principally upon Conditions Prevailing in the Offshore Drilling Industry; Changes in that Industry Could Materially Adversely Affect Our Operating Results

   The level of demand for our services is affected by the level of demand for the services of offshore drilling contractors, including the demand for specific types of offshore drilling rigs having required drilling capabilities or technical specifications. This, in turn, is dependent upon the condition of the oil and gas industry and, in particular, the level of capital expenditures of oil and gas companies with respect to offshore drilling activities and the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development, and production activities. These capital expenditures are influenced by prevailing oil and natural gas prices, expectations about future prices, the level of activity in offshore oil and gas exploration, development and production, the cost of exploring for, producing and delivering oil and gas, the sale and expiration dates of offshore leases in the United States and overseas, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, and the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development and production activities.

   Over the past several years, oil and natural gas prices and the level of offshore drilling activity have fluctuated substantially. A significant or prolonged reduction in oil and natural gas prices or the expectation that prices will be lower in the future would likely depress offshore drilling and development activity which would reduce demand for our services and could result in a material adverse effect on our operating results. Our business, including the types of projects we undertake, will also be affected by other factors affecting offshore drilling contractors, including factors such as:

  . the condition and drilling capabilities of the existing offshore drilling rigs operated by offshore drilling contractors; and

  . the relative costs of building a new offshore drilling rig with advanced capabilities versus the costs of retrofitting or converting an existing offshore drilling rig to provide similar capabilities.

Any Failure to Successfully Integrate the Operations of the former Halter Marine Group with Ours or to Manage the Combined Company Could Materially Adversely Affect Our Operating Results

   On November 3, 1999, we completed our merger of Halter Marine Group, Inc. with and into our company. We have a brief operating history with respect to the combined entities. The increase in our costs we initially experienced due to increased labor, lease rental and depreciation, amortization and interest expenses could continue in future periods. If such costs continue at levels greater than management anticipates, our financial condition and results of operations could be materially adversely affected.

   Our merger involved the integration of separate companies that, prior to the closing of the merger transaction, operated independently and had different corporate cultures. The process of combining the companies has been and may in the future be disruptive to our businesses and has caused and may continue to cause an interruption of, or a loss of momentum in, these businesses as a result of the following difficulties, among others:

  .  loss of key employees or changes in their duties and responsibilities;

  . failures or delays in getting new contracts with present and potential customers of the former Friede Goldman International or Halter Marine Group as a result of their concerns related to the integration of Friede Goldman International and Halter Marine Group;

  . possible inconsistencies in standards, controls, procedures and policies between Friede Goldman International and Halter Marine Group and the need to implement, integrate and harmonize various business-specific operating procedures and systems, as well as company-wide financial, accounting, information and other systems; and

  . the diversion of management's attention from our day-to-day business as a result of the need to deal with integration issues and the possible need to add management resources or key personnel to do so.

   These disruptions and difficulties may cause us to fail to realize the revenue enhancements and operating efficiencies that we currently expect to result from the integration and may cause material adverse short-term and long-term effects on our operating results and financial condition.

Our Debt Level Requires the Allocation of a Substantial Portion of Operating Cash Flow to Pay Interest; Limits on Our Liquidity

   Our debt level requires us to use a substantial portion of operating cash flow to pay interest on debt instead of for other corporate purposes. In addition, the recent amendment to our bank credit agreement requires 70% of the net amounts realized from the sale of assets (such as the expected asset sale to Bollinger Shipyards, Inc.) to be dedicated to repayments of outstanding borrowings under our bank credit agreement. We have limited additional borrowing capacity under our bank credit agreement. We are also required under our credit agreement to meet certain financial covenants related to our outstanding debt, and failure to comply with the financial covenants could result in the acceleration of principal payments.

   In order to improve our financial performance, we will require adequate availability of funds to permit us to make required payments under our existing debt and fund our obligations under existing and future contracts. If the sale to Bollinger Shipyards, Inc. is not completed for any reason, we may need to seek additional sources of liquidity through sales of other assets, alternative sources of financing or otherwise. There can be no assurance that we will be able to sell other assets or find such sources of liquidity. If we are unable to meet cash flow requirements of our existing debt or to achieve adequate liquidity for our operating needs, it could have a material adverse effect on our financial condition.

Our Business Involves Significant Operating Risks

   Our activities involve the fabrication, refurbishment and repair of large steel structures, including drilling rigs and production units. These activities have inherent risks associated with them that could result in significant injury and loss of life, severe damage and destruction of property and suspension of operations. These risks include:

  . operating hazards, including the operation of cranes and other heavy machinery;

  .  the structural failure of a drilling rig or vessel;

  . liabilities associated with a defect in design or a failure or malfunction of a product developed or manufactured by us;

  .  marine accidents, including collisions with other vessels and sinkings;
     and

  .  physical damage of our facilities caused by hurricanes or flooding.

   Litigation arising from any of these occurrences may result in our being named as a defendant in lawsuits asserting large claims. Although we maintain and will continue to maintain insurance that we consider to be economically prudent, we cannot be assured that this insurance will be sufficient or effective under the circumstances. A successful claim for which we are not fully insured could have a material adverse effect on us.

Our Insurance Protection Could be Insufficient or Ineffective

   Although we maintain such insurance protection as we consider economically prudent, there can be no assurance that any such insurance will be sufficient or effective under all circumstances or against all hazards to which we may be subject. Due to the high cost of errors and omissions policies, insuring engineering and other professional design services which we may offer to customers where we do not fabricate or sell the completed product, we do not carry insurance covering claims for personal injury, loss of life or property damage solely resulting from our rendering of such professional services. A successful claim for which we are not fully insured could have a material adverse effect on us. Moreover, no assurance can be given that we will be able to maintain adequate insurance in the future at rates that we consider economical.

We Could Bear Financial Losses in Connection with Contracts Structured on a Fixed-Price Basis or Contracts Containing Liquidated Damages Provisions or Termination Clauses

   A significant portion of our existing contracts in all of our operating units are on a fixed-price basis. We would be liable for the full amount of any cost overruns under these fixed-price contracts. We generally attempt to cover anticipated increased costs through an estimation of these costs, which is reflected in the original price of the contract. However, revenue, cost and gross profit realized on a fixed-price contract will often vary from the estimated amounts because of many factors, including changes in job conditions and variations in labor and equipment productivity over the term of the contract. Our results of operations and financial condition could be materially adversely affected if significant contracts are underpriced or revenue and gross profits on large projects are different from those originally estimated.

   The construction of offshore drilling rigs and larger sophisticated ocean-going vessels involves complex design and engineering, equipment and supply delivery coordination throughout construction periods that may exceed two years. It is not unusual in such circumstances to encounter design, engineering, equipment delivery schedule changes and other factors that impact the builder's ability to complete construction in accordance with the original contractual delivery schedule. Our construction contracts generally require the customer to compensate us for additional work or expenses incurred due to customer requested change orders or failure of the customer to provide us with customer furnished engineering or other information or equipment. We are subject to the risk that we will be unable to obtain, through negotiation, arbitration, litigation or otherwise, adequate amounts to compensate us for additional work or expenses incurred by us including delay and impact costs due to customer requested change orders or failure by the customer to timely provide equipment, engineering or other items as required under the contract. A failure to obtain adequate compensation for these matters could require us to record an adjustment to amounts of revenue and gross profit that were recognized in prior periods under the percentage of completion accounting method. Such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition.

   We have contracts to construct two semi-submersible rigs with Ocean Rig ASA (Ocean Rig) with a contract value of $324.2 million. During 1999 we revised our estimates to complete the two rigs which resulted in a reduction of pretax income of approximately $37.4 million. We evaluate our estimates to complete the Ocean Rig contracts on a regular basis, and any additional increases in the projected costs to complete these contracts could require us to record an adjustment to amounts of revenue and gross profit that were recognized in prior periods under the percentage of completion method. Any such adjustments, if substantial, could have a material adverse effect on our results of operations and financial condition.

   We also have contracts to construct two semi-submersible rigs for Petrodrill with a combined value of $186.8 million. Based upon current estimates, we believe that we will incur approximately $60 million in costs in excess of the contract prices to complete the contracts. A provision for these excess costs has been provided in our purchase accounting treatment of the assets and liabilities acquired through our merger with Halter Marine Group.

   The funding of the losses related to these contracts could have a significant impact on our liquidity.

   Additionally, many of our existing contracts contain provisions requiring us to pay liquidated damages in the event that we fail to meet specified performance deadlines. We cannot assure you that we will not be required to make payments under these liquidated damages provisions or that the requirement to make payments will not have a material adverse effect on our operating results. There is no provision in our estimated costs to complete the Ocean Rig or Petrodrill contracts or for any liquidated damages that we may be contractually obligated to pay if we do not meet the contractual delivery dates or other contractual obligations for which liquidated damages could be due. In the case of the Ocean Rig contracts, the rigs are due for delivery on October 31 and December 31, 2000 and liquidated damages accrue at the rate of $75,000 per day for each day the rigs are delivered beyond their contractual delivery dates up to a maximum of $7.5 million per rig. In the case of the Petrodrill contracts, the rigs are due for delivery on September 15 and December 15, 2001 and each contract provides for liquidated damages to accrue at the rate of $20,000 per day commencing on the 61st day after the contractual delivery date, increasing to $40,000 per day commencing on the 91st day after the contractual delivery date, up to a maximum of $4.2 million per rig. In addition, under the Petrodrill contracts, we could be assessed liquidated damages if the rigs exceed certain weight parameters up to a maximum of $2.5 million per rig.

   Some of our contracts grant termination rights in favor of the customer. Each Petrodrill contract grants the customer the right to terminate each contract and demand the return of milestone payments made and the value of owner furnished equipment if, among other events, the rig is tendered for delivery more than 150 days from its contractual delivery date, or the rig exceeds certain weight parameters.

Our Inability to Secure Bonding Could Adversely Impact Our Ability to Secure New Contracts

   Certain of our customers require that we provide payment and performance bonds securing our contractual obligations under construction contracts. Our inability to provide bonds of this type could materially effect our ability to enter into new construction projects and to increase our backlog.

Use of Percentage-of-Completion Accounting by Us Could Result in Material Charges Against our Earnings

   Most of our revenue is earned on a percentage-of-completion basis based either on the ratio of total costs incurred to the total estimated costs or measured by the percentage of labor hours incurred to date to estimated total labor hours. Accordingly, contract price and cost estimates are reviewed periodically as the work progresses, and adjustments to income proportionate to the percentage of completion are reflected in the period when such estimates are revised. To the extent that these adjustments result in a reduction or elimination of previously reported profits, we would have to recognize a charge against current earnings, which may be significant depending on the size of the project or the adjustment.

Our Business Depends on a Few Significant Customers

   We expect that a significant portion of our revenues in any year will be derived from a few customers due to the relatively large nature of many of the projects we have historically undertaken and to the relatively small number of potential customers for projects related to the offshore oil and gas industry. During the year ended December 31, 1999, three customers accounted for 52% of our revenue. The loss of a significant customer could result in a substantial loss of our revenue and could have a material adverse effect on us.

Incorrect Estimates of Expected Revenue Resulting from Our Backlog of Projects May Have a Material Adverse Effect on Us

   Our backlog is based on management's estimate of future revenue to be earned under projects as to which a customer has authorized us to begin work or purchase materials and projects that have been awarded to us as to which we have not commenced work. Substantially all of the projects in our backlog are subject to change or termination by the customer, which could substantially reduce the amount of backlog currently reported and could have a material adverse effect on our revenue, net income and cash flow.

   In the case of a termination, the customer is required to pay us for work performed and materials purchased through the date of termination; however, due to the large dollar amounts of backlog estimated for each of a small number of projects, amounts included in our backlog could decrease substantially if one or more of these projects were to be terminated by one or more of our customers. In particular, approximately 53.5% of our backlog as of March 31, 2000 was attributable to six projects with five different customers. A termination of one or more of these large projects or the loss of a significant customer could have a material adverse effect on our revenue, net income and cash flow for 2000.

We Could be Materially Adversely Affected by Government Regulations

   Our business and operations will be subject to and affected by various types of governmental regulation, including numerous federal, state and local environmental protection laws and regulations. Compliance with these laws is increasingly complex and expensive. We could be held strictly liable for damages to natural resources or threats to public health and safety, without regard to our negligence or fault. We could also be held liable for the conduct of or conditions caused by others or for our actions that were in compliance with all applicable laws at the time the acts were performed. Sanctions for noncompliance may include revocation of permits, corrective action orders, administrative and civil penalties and criminal prosecution.

   Since we depend on the demand for our services from the oil and gas industry, changing taxes, price controls and other laws and regulations which affect the oil and gas industry in general could impact our operations. The adoption of laws and regulations curtailing exploration and development drilling would adversely affect our operations by limiting demand for our services. We cannot determine to what extent our operations and earnings may be affected by new legislation, new regulations or changes in existing regulations.

Loss of Key Personnel May Have a Material Adverse Impact on Us

   Our operations are dependent on the continued efforts of our executive officers. Although certain of our executive officers have entered into employment agreements with us, there can be no assurance that any individual will continue in such capacity for any particular period of time. The loss of key personnel, or the inability to hire and retain qualified employees, could have an adverse effect on our business, financial condition and results of operations. We do not carry key-person life insurance on any of our employees. Since our merger in November 1999, certain of our officers and managers formerly associated with Halter Marine Group have resigned or indicated their intention to resign.

Competition and Excess Capacity Could Put Downward Pressure on Our Pricing and Profit Margins

   The shipbuilding and offshore rig construction and conversion industries are highly competitive. During the 1990's, the U.S. shipbuilding industry has been characterized by substantial excess capacity because of the significant decline in U.S. Navy shipbuilding spending, the difficulties experienced by U.S. shipbuilders in competing successfully for international commercial projects against foreign shipyards, many of which are heavily subsidized by their governments, and the decline in the construction of vessels utilized in the offshore energy industry. As a result of these factors, competition by U.S. shipbuilders for domestic commercial projects has increased significantly and has resulted in downward pressure on pricing and profit margins and may continue to do so in the future. Recently, there was an increase in demand for vessel construction, conversion and repair services, and this increased demand resulted in the redeployment of previously idle shipyard capacity or other shipyards shifting their focus to the types of products and services we currently provide. In addition, due to the increased demand for fabrication services involving the offshore oil and gas industry, it is possible that land or facilities with water access to the Gulf of Mexico that were previously not used in the fabrication business could be converted to use for this purpose. Any of these events could increase the amount of competition experienced by us, which could have a material adverse effect on our revenue and profit.

   We face competitive pressures at every level of the offshore rig construction, conversion, retrofitting and repair markets. We compete in a global market for new rig construction projects against domestic, European and Asian new rig construction firms. This market is highly competitive because, among other things, some of our foreign competitors receive substantial subsidies from their governments and are able to take advantage of lower labor costs. Similarly, for larger rig conversion and retrofit projects, we face intense competition from both domestic and foreign firms. For smaller rig conversion, retrofit and repair projects, we compete against numerous companies based principally on the Gulf Coast. In addition, shipyards and other companies not previously engaged in the business can enter the market for these smaller conversion, retrofitting and repair projects quickly and at relatively low cost.

We have a Stockholder Rights Plan and Our Chairman and Chief Executive Officer Beneficially Owns approximately 25% of Our Outstanding Common Stock; This Could Discourage Other Companies From Attempting to Acquire Us

   We adopted our stockholder rights plan in December 1998 and shortly thereafter distributed rights to each of our stockholders. While we believe that the rights plan is designed to strengthen our ability to negotiate with a potential acquirer and to protect stockholders from coercive or abusive takeover tactics, the overall effect of the rights plan may be to delay, defer or prevent a change in control or the removal of existing management.

   Our Chairman of the Board of Directors and Chief Executive Officer, J. L. Holloway, beneficially owns approximately 25%, or 21% on a pro forma basis after giving effect to this offering, of the outstanding shares of our common stock. Mr. Holloway has entered into a stockholder's agreement which will restrict his ability to dispose of these shares. The size of Mr. Holloway's holdings and the restrictions contained in the stockholder's agreement could also delay, defer or prevent a change in control or the removal of existing management.

If We do not Maintain Minimum Employment Levels, We May be Subject to Financial Penalties

   In connection with our acquisition of the Marystown facilities in Newfoundland and the construction of the FGO East Facility in Jackson, Mississippi, we agreed to maintain certain minimum levels of employment at each facility and are subject to financial penalties if we fail to do so. Under the terms of our acquisition of the Marystown facilities, we are obligated to maintain a minimum of 1.2 million employee man-hours (including man-hours for management, labor, salaried and hourly employees) with respect to the shipyard operations acquired by us for each of the 1998, 1999 and 2000 calendar years. We agreed to pay liquidated damages of $10 million for 1998 and $5 million in 1999 and 2000 if such minimum number of man-hours is not attained in such year. The 1.2 million minimum man-hour requirement was met in 1998. We were not in compliance with the man-hour requirement for 1999. As of the date of this prospectus supplement, we have not received a waiver on our non-compliance with this requirement. We are discussing the matter of liquidated damages with the Province of Newfoundland with the final decision pending. If a waiver of the penalty or other suitable accommodations cannot be agreed upon with the Province of Newfoundland and a liquidated damages payment is required, it will be accounted for as an adjustment to the purchase price of the Marystown facility.

   In addition, the county of Jackson, Mississippi has dredged the ship channel and constructed roads and other infrastructure related to the FGO East Facility, under an economic incentive program. However, in the event that we do not maintain a minimum employment level of 400 jobs at the FGO East Facility for each year during the primary term of our 20-year lease, we could face statutory penalties under Mississippi law, which include the repayment of the remaining balance of the $6 million loan incurred by the county to finance such improvements. No payments were due in 1998 or 1999 related to this obligation.

                                USE OF PROCEEDS

   We estimate that we will receive approximately $69.7 million from this offering, after deducting the underwriting discount and expenses. We intend to use the proceeds primarily to reduce the outstanding indebtedness under our credit facility and to fund our additional working capital requirements. At June 20, 2000, we had outstanding $93.7 million in cash advances under this facility, which bears interest at a rate of 2.0% per year over the prime rate (or an effective interest rate of 11.5% as of May 31, 2000) and $8.5 million in letters of credit.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement dated June 22, 2000, the underwriters, RBC Dominion Securities Corporation and Jefferies & Company, Inc. have agreed to purchase from us the respective number of shares of common stock set forth below.

                                                Number of
            Underwriter                          Shares
            -----------                         ---------
            RBC Dominion Securities
             Corporation....................... 4,375,000
            Jefferies & Company, Inc........... 4,375,000
                                                ---------
              Total............................ 8,750,000
                                                =========

   We have been advised by the underwriters that they propose to offer the common stock to the public initially at a price of $8.25 per share. The underwriting discount reflected on the cover page of this prospectus supplement is the difference between the initial price to the public and the amount the underwriter pays us for the shares. On a per share basis, the underwriting discount is 3.52% of the initial price to public.

   The underwriting agreement provides that the underwriter's obligation to purchase shares of the common stock depends on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters, all of the shares of common stock must be purchased. The conditions contained in the underwriting agreement include the condition that the representations and warranties made by us to the underwriters are true, that there has been no material adverse change to our condition or in the financial markets and that we deliver to the underwriters customary closing documents.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that may be required to be made in respect of these liabilities.

   We and certain of our directors and key executive officers have agreed, subject to certain exceptions, that we and they will not, directly or indirectly, sell, offer or otherwise dispose of any shares of common stock or enter into any derivative transaction with similar effect as a sale of common stock, for a period of 90 days after the date of this prospectus supplement without the prior written consent of RBC Dominion Securities Corporation.

   The underwriters may engage in stabilizing transactions in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. These stabilizing transactions may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions, may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

   Each of the underwriters has performed certain investment banking and advisory services for us from time to time for which each has received customary fees and expenses. In the future, the underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

                                 LEGAL MATTERS

   Certain legal matters in connection with this offering will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas. Certain additional matters with respect to Mississippi law will be passed on for us by Watkins & Eager P.L.L.C., Jackson, Mississippi. Certain legal matters in connection with this offering will be passed on for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

                                    EXPERTS

   The consolidated financial statements of Friede Goldman Halter, Inc. at December 31, 1999, and for the year then ended, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1998, and for each of the two years in the period ended December 31, 1998, by Arthur Andersen LLP, independent auditors, as set forth in their respective reports incorporated by reference herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

PROSPECTUS

                                  $200,000,000

                          FRIEDE GOLDMAN HALTER, INC.

                                DEBT SECURITIES

                                  COMMON STOCK

                                PREFERRED STOCK

                               DEPOSITARY SHARES

                                    WARRANTS

   This prospectus relates to the following securities of Friede Goldman, Inc:

  .  debt securities, which may be senior or subordinated debt securities;

  .  common stock;

  .  preferred stock, which may be issued in the form of depositary shares;
     and

  .  warrants.

   The aggregate initial offering price of the securities that we offer will not exceed $200,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

   We will provide the specific terms of the securities that we offer in supplements to this prospectus. You should read this prospectus and the prospectus supplement(s) carefully before you invest in any of our securities. This prospectus may not be used to sell our securities unless it is accompanied by a prospectus supplement.

   Our common stock is listed for trading on the New York Stock Exchange under the symbol "FGH."

   Consider carefully the risk factors on page 4.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this Prospectus is June 19, 2000.

                               TABLE OF CONTENTS

ABOUT THIS PROSPECTUS.....................................................    1

ABOUT FRIEDE GOLDMAN HALTER, INC..........................................    2

FORWARD-LOOKING STATEMENTS................................................    3

RISK FACTORS..............................................................    4

USE OF PROCEEDS...........................................................    4

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES
 AND PREFERRED STOCK DIVIDEND REQUIREMENTS................................    5

DESCRIPTION OF DEBT SECURITIES............................................    6

DESCRIPTION OF EQUITY SECURITIES..........................................   14

DESCRIPTION OF WARRANTS...................................................   18

PLAN OF DISTRIBUTION......................................................   21

LEGAL MATTERS.............................................................   22

EXPERTS...................................................................   22

WHERE YOU CAN FIND MORE INFORMATION.......................................   23

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................   23

                             ABOUT THIS PROSPECTUS

   This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or SEC, using a "shelf" registration process. Under the shelf process, we may offer any combination of the securities described in this prospectus in one or more offerings with a total initial offering price of up to $200,000,000 as we may designate in prospectus supplements.

   This prospectus provides you with a general description of the debt securities, preferred stock, common stock, depositary shares and warrants that may be offered. Each time we use this prospectus to offer securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus.

   We may offer the securities in amounts, at prices and on terms determined at the time of offering. We may sell the securities directly to you, through agents we select, or through underwriters and dealers we select. If we use agents, underwriters or dealers to sell the securities, we will name them and describe their compensation in a prospectus supplement.

   Please carefully read this prospectus and the prospectus supplement together with the additional information described under the heading "Where You Can Find More Information".

                       ABOUT FRIEDE GOLDMAN HALTER, INC.

   We are a world leader in the design and manufacture of equipment for the maritime and offshore energy industries. We conduct our operations in three primary segments: offshore, vessels, and engineered products.

Offshore Segment

   Our offshore segment provides conversion, retrofit, repair and modification services for existing offshore drilling rigs and the design, construction and equipping of new offshore drilling units. Our offshore segment customers consist primarily of drilling contractors that drill offshore exploratory and development wells for oil and gas companies throughout the world, particularly in the Gulf of Mexico, the North Sea and areas offshore of West Africa, South America and eastern Canada.

Vessels Segment

   Our vessels segment is the largest builder of small to medium-sized ocean-going vessels in the United States. Services provided by our vessels segment include the design, new construction and conversion for ocean-going vessels including offshore support vessels, double hull fuel barges, oceanographic research and survey ships, high speed patrol boats and ferries, tug boats, tow boats and offshore barges. Customers of the vessels segment consist of offshore energy service companies, domestic and foreign governments and other commercial enterprises. We also provide a wide variety of repair and conversion services for vessels and barges that service the offshore energy and commercial markets; however, we recently entered into a definitive agreement to sell substantially all of our shipyards currently involved in the vessel repair business. See "--Recent Development" below.

Engineered Products Segment

   Our engineered products segment services include the design and manufacture of the world's largest cranes, mooring systems, marine deck equipment, jacking systems, specialty mechanical systems, and a comprehensive aftermarket repair and retrofitting operation. Our primary engineered products customers, in addition to the customers of our offshore segment, include offshore construction contractors, shipyards, commercial cruise-liner operators, general merchant marine, the fishing industry, on-land general construction contractors and the U.S. government.

Recent Development

   On May 31, 2000, we announced the signing of a definitive agreement to sell five shipyards that are principally involved in the vessel repair business to Bollinger Shipyards, Inc. of Lockport, Louisiana for cash consideration of $80 million. The transaction will be structured as an asset sale, and we expect to complete the transaction in July 2000. The closing of the transaction is subject to certain conditions, including approval under the Hart Scott Rodino Act.

                           FORWARD-LOOKING STATEMENTS

   Statements in this prospectus and the accompanying prospectus supplement (including the documents incorporated by reference herein) concerning us which are (1) projections of revenues, earnings, earnings per share, capital expenditures or other financial items, (2) statements of plans and objectives for future operations, including acquisitions, (3) statements of future economic performance, or (4) statements of assumptions or estimates underlying or supporting the foregoing are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The ultimate accuracy of forward-looking statements is subject to a wide range of business risks and changes in circumstances, and actual results and outcomes often differ from expectations.

   Important factors that could cause our actual results to differ materially from estimates or projections contained in forward-looking statements include, among others:

  . risks of reduced levels of demand for our products and services resulting from reduced levels of capital expenditures of oil and gas companies relating to offshore drilling and exploration activity and reduced levels of capital expenditures of offshore drilling contractors, which levels of capital expenditures may be affected by:

   . prevailing oil and natural gas prices,

   . expectations about future oil and natural gas prices,

   . the cost of exploring for, producing and delivering oil and gas,

   . the sale and expiration dates of offshore leases in the United States and overseas,

   . the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions,

   . the ability of oil and gas companies to access or generate capital sufficient to fund capital expenditures for offshore exploration, development and production activities, and other factors,

  . risks related to the completion of contracts to construct offshore drilling rigs and vessels at costs not in excess of those currently estimated by us and prior to the contractual delivery dates,

  . operating risks relating to conversion, retrofit and repair of drilling rigs, new construction of drilling rigs and production units and the design of new drilling rigs, new construction and repair of vessels and the design of new vessels, and the design and manufacture of engineered products,

  . contract bidding risks,

  . risks related to dependence on significant customers,

  . risks related to the failure to realize the level of backlog estimated by us due to determinations by one or more customers to change or terminate all or portions of projects included in such estimation of backlog,

  . risks related to regulatory and environmental matters,

  . risks related to future government funding for certain vessel contracts and prospects,

  . risks related to expansion of operations, either at our shipyards or one or more other locations, and

  . risks of untimely performance by companies which provide services to us as subcontractors under construction contracts.

   For more information, see our Form 10-K for the year ended December 31, 1999 and Form 10-Q for the quarter ended March 31, 2000.

   In some cases, you can identify forward-looking statements by the use of the following words or similar expressions, such as: "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "should" and the corresponding negatives of these terms.

   All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this prospectus. We undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                  RISK FACTORS

   The securities to be offered by this prospectus may involve a high degree of risk. Such risks will be set forth in the prospectus supplement relating to such security. In addition, certain risk factors, if any, relating to our business will be set forth in the prospectus supplement.

                                USE OF PROCEEDS

   Except as we may describe in a prospectus supplement, we will use the net proceeds from any sale of the securities described in this prospectus for future business acquisitions and other general corporate purposes, such as working capital, investment in subsidiaries, the retirement of existing debt (if economically prudent) and/or the repurchase of shares of common stock or other securities. We may also invest the proceeds in certificates of deposit, United States government securities or certain other interest bearing securities until they are used for acquisitions or general corporate purposes.

   The exact amounts to be used and when the net proceeds will be applied to corporate purposes will depend on a number of factors, including our funding requirements and the availability of alternative funding sources. We routinely review acquisition opportunities. We will disclose in a prospectus supplement any future proposal to use net proceeds from an offering of our securities to finance any specific acquisition, if applicable.

 RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS

                                    Year Ended December 31,     Three Months
                                  ---------------------------       Ended
                                  1995 1996 1997 1998 1999(1) March 31, 2000(2)
                                  ---- ---- ---- ---- ------- -----------------
Ratio of Earning to Fixed
 Charges......................... 7.5  4.0  32.6 14.0  (2.8)         0.7

Ratio of Earnings to Combined
 Fixed Charges and Preferred
 Stock Dividend Requirements(3).. 7.5  4.0  32.6 14.0  (2.8)         0.7

--------
(1) The pro forma ratio of earnings to fixed charges for 1999 would be (0.5) if the operations and entities acquired in our merger with Halter Marine Group, Inc., effective November 3, 1999, had been included for the entire year.
(2) The ratio for the three-month period may not necessarily be indicative of the ratio that will result for the full year 2000.
(3) The ratio of earnings to combined fixed charges and preferred stock dividend requirements for the periods presented is the same as the ratio of earnings to fixed charges since we have no outstanding preferred stock and, therefore, no dividend requirements.

   For purposes of calculating these ratios: (1) "fixed charges" consist of interest expense (whether expensed or capitalized), amortization of debt discount and issuance costs and the portion of rental expense estimated to be equivalent to interest; and (2) "earnings" represent earnings before income taxes and extraordinary loss on extinguishments of debt plus fixed charges, excluding capitalized interest.

                         DESCRIPTION OF DEBT SECURITIES

   Any debt securities we offer under our prospectus supplement will be:

  . our direct unsecured general obligations; and

  . either senior debt securities or subordinated debt securities.

   The debt securities will be issued under one or more separate indentures between us and a banking or financial institution, as trustee. Senior debt securities will be issued under a "senior indenture" and subordinated debt securities will be issued under a "subordinated indenture." Together the senior indenture and the subordinated indenture are called "indentures."

   The following discussion describes general terms and provisions of the debt securities. Other terms, and the particular terms of a specific series of debt securities (which may differ from the terms described below), will be described in the prospectus supplement relating to that series. No indenture will be restated in its entirety in a prospectus supplement. We will file an indenture relating to each series of debt securities as an exhibit to the registration statement of which this prospectus forms a part (or as an exhibit to a Current Report on Form 8-K) promptly after any offering of debt securities. You should read that indenture, because it, and not this description, controls the rights of holders of the applicable debt securities. We have summarized selected provisions of the prospective indentures below.

General

   The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior unsecured and unsubordinated debt. The senior debt securities will be effectively subordinated to any of our secured indebtedness to the extent of the value of the assets securing that indebtedness. The subordinated debt securities will have a junior position to all of our senior debt. In addition, both the senior and subordinated debt securities will be "structurally subordinated" to all obligations, including trade payables, of our subsidiaries, which means that, in the case of insolvency or bankruptcy, the claims of the direct creditors of our subsidiaries would have to be satisfied before any funds would be available to the holders of the debt securities as our direct creditors.

   We conduct a substantial part of our operations through our subsidiaries. Our ability to pay the principal of and premium, if any, and interest on any debt securities is, to a large extent, dependent upon the payment to us of dividends, interest or other charges by our subsidiaries.

   A prospectus supplement and an indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

  . the title and type of the debt securities;

  . the total principal amount of the debt securities;

  . the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

  . the dates on which the principal of the debt securities will be payable;

  . the interest rate which the debt securities will bear and the interest payment dates for the debt securities;

  . any optional redemption provisions;

  . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

  . any provisions granting special rights to holders when a specified event occurs;

  . any changes to or additional events of default or covenants;

  . any special tax implications of the debt securities, including provisions for original issue discount securities, if offered; and

  . any other terms of the debt securities.

   None of the indentures will limit the amount of debt securities that may be issued. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Registration of Notes; Denominations

   We may issue debt securities of a series in a registered, bearer, coupon or global form. Debt securities will be issued in registered form in amounts of $1,000 each or multiples of $1,000.

Subordination

   Under a subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

  . of any insolvency, bankruptcy or similar proceeding involving us or our property, or

  . we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

   The subordinated indenture will not limit the amount of senior debt that we may incur.

   "Senior debt" includes all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

Subsidiary Guarantees

   We conduct our operations through our subsidiaries. The indentures may require our subsidiaries that guarantee our long-term debt to guarantee, as "guarantors," any series of debt securities on an equal basis. In particular, the indentures may require those subsidiaries who are guarantors or borrowers under our credit agreement to equally guarantee any debt securities.

   We expect that only our domestic subsidiaries would be guarantors of any series of debt securities. Each guarantor would be obligated under its guarantee only up to an amount that will not constitute a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. We do not expect that any of our foreign subsidiaries would be guarantors of any series of debt securities. The debt of these non-guarantor subsidiaries, and any future debt incurred by any of them, effectively will be senior to any series of debt securities. Holders of debt securities will effectively have a junior position to claims of creditors and preferred stockholders of our subsidiaries who are not guarantors.

Covenants

   Under the indentures, we will:

  . pay the principal of, and interest and any premium on, the debt securities when due;

  . maintain a place of payment; for the debt securities;

  . deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

  . deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

   The indentures will also contain covenants relating to limitations on liens, requirements with respect to consolidations, mergers and assets sales and restrictions on sale-and-leaseback transactions.

Consolidation, Merger or Sale

   Each indenture generally will permit a consolidation or merger between us and another corporation. They also will permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation shall assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

Limitations on Liens

   The indentures will provide that we will not, nor will we permit any of our subsidiaries to, create, assume, incur or otherwise cause or suffer to exist or become effective any lien of any kind securing indebtedness or trade payables on any of our, or their, property or assets, whether owned or leased or hereafter acquired, unless all payments due under the debt securities and the applicable indenture are secured on an equal and ratable basis with the obligation so secured until such time as the obligations are no longer secured by a lien, except for permitted liens.

   By "permitted liens", we mean:

  . liens on our assets or the assets of any of our guarantor securing indebtedness under any credit facility that are permitted to be incurred by the terms of the applicable indenture;

  . liens in favor of us or any guarantor;

  . liens on property of an entity existing at the time such entity is merged with or into or consolidated with us or any of our subsidiaries; provided, however, that such liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the merged entity;

  . liens on property existing at the time of acquisition thereof by us or any of our subsidiaries; provided, however, that such liens were in existence prior to the contemplation of such acquisition;

  . liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds, workers' compensation, easements or rights-of-way or other obligations of a like nature incurred in the ordinary course of business which dot not materially interfere with our ability to perform our obligations under the applicable indenture and debt securities;

  . liens to secure indebtedness covering only the assets acquired with such indebtedness;

  . liens existing on the issue date of the applicable series of debt securities;

  . liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; and

  . liens incurred by us in our ordinary course of business or any of our subsidiaries with respect to obligations that do not exceed a specific dollar amount at any one time outstanding that do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of our business.

Restriction on Sale-and-Leaseback Transactions

   The indentures will provide that we will not, and will not permit any of our subsidiaries to, enter into any sale-and-leaseback transactions, unless:

  . We or our subsidiaries, as applicable, could have incurred indebtedness in an amount equal to the attributable debt with respect to such sale-and-leaseback transaction and incurred a lien to secure such indebtedness pursuant to the covenant described above under the caption "--Limitation on Liens";

  . the gross cash proceeds of such sale-and-leaseback transaction are at least equal to the fair market value, as determined in good faith by our board of directors and set forth in an officers' certificate delivered to the applicable trustee, of the property that is the subject of such sale and leaseback transaction; and

  . the transfer of assets in the sale-and-leaseback transaction is permitted by, and we apply the proceeds of such transaction in compliance with, the covenant described above under the caption "--Consolidation, Merger or Sale".

   "Attributable debt", when used with respect to any sale-and-leaseback transaction, means, as at the time of determination, the present value (discounted at the rate set forth or implicit in the terms of the lease included in such transaction) of the total obligations of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights) during the remaining term of the lease included in such sale-and-leaseback transaction (including any period for which such lease has been extended). In the case of any lease that is terminable by the lessee upon the payment of a penalty or other termination payment, such amount shall be the lesser of the amount determined assuming termination upon the first date such lease may be terminated (in which case the amount shall also include the amount of the penalty or termination payment, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the amount determined assuming no such termination.

Additional Covenants

   Any series of debt securities may provide in the applicable indenture for additional covenants which may restrict our operations and activities, including covenants which restrict our ability to make certain payments or to incur additional indebtedness.

Events of Default

   "Event of default," when used in an indenture, will mean any of the following:

  . failure to pay the principal of or any premium on any debt security when due;

  . failure to deposit any sinking fund payment when due;

  . failure to pay interest on any debt security for 30 days;

  . failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

  . certain events in bankruptcy, insolvency or reorganization of us; or

  . any other event of default included in any indenture or supplemental indenture.

   An event of default for a particular series of debt securities does not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default (except in the payment of principal or interest) if it considers such withholding of notice to be in the best interests of the holders.

   If an event of default for any series of debt securities occurs and continues, the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a specified percentage the aggregate principal amount of the debt securities of that series can void the declaration.

   Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

Payment and Transfer

   Principal, interest and any premium on fully registered securities will be paid at designated places. Payment will be made by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. debt securities payments in other forms will be paid at a place designated by us and specified in a prospectus supplement.

   Fully registered securities may be transferred or exchanged at the corporation trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

Global Securities

   Certain series of the debt securities may be issued as permanent global debt securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company, or DTC, acts as depositary.

   Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

   Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statement of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

   Payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing the debt securities. We have been advised by DTC that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

   Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

   A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

  . DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Exchange Act;

  . we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

  . there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

   Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations of $1,000 and integral multiples thereof. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

   Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

   We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interest to give or take that action, and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

   DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

Discharging Our Obligations; Defeasance

   We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

   Under Federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the Federal income tax law.

Modification of Indentures

   Generally, under each indenture, we and the trustee will be permitted to modify our rights and obligations, any guarantors' rights and obligations and the rights of the holders under that indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification, including consents obtained in connection with a purchase of, or a tender offer for, a series of debt securities. However, without the consent of each holder affected, no modification may:

  . reduce principal amount of any series of debt securities;

  . reduce the rate of, or change the time for payment of interest of, any series of debt securities;

  . alter the ranking of a series of debt securities relative to our other indebtedness;

  . waive a default or event of default in the payment of principal of or premium, if any, or interest on a series of debt securities (except a rescission of acceleration by the holders of at least a majority in aggregate principal amount of such series of debt securities and a waiver of the payment default that resulted from such acceleration); and

  . make any change in the preceding modification, amendment and waiver provisions.

   Notwithstanding the preceding, without the consent of any holder of the debt securities, we and the applicable trustee may amend or supplement an indenture:

  . to cure any ambiguity, defect or inconsistency;

  . to provide for the assumption of our obligations to holders of debt securities in the case of a merger or consolidation or sale of all or substantially all of our assets;

  . to make any change that would provide any additional rights or benefits to the holders of debt securities or that does not adversely affect the legal rights under the applicable indenture of any such holder;

  . to provide for a successor trustee;

  . to comply with requirements of the Securities and Exchange Commission in order to effect or maintain the qualification of the indenture under the Trust Indenture Act; or

  . if applicable, to add terms and provisions relating to a specific series of debt securities.

Meetings

   Each indenture contains provisions describing how meetings of the holders of debt securities of a series may be convened. A notice of the meeting must always be given in the manner described under "--Notices" below. Generally speaking, except for any consent that must be given by all holders of a series as described under "--Modification of Indentures" above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series and any related coupons, unless, as discussed in "--Modification of Indentures" above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

Governing Law

   Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

Notices

   Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register for such debt securities.

No Personal Liability of Officers, Directors, Employees or Stockholders

   No director, officer, employee or stockholder, as such, of ours or any of our affiliates shall have any personal liability for any of our obligations or the obligations of any guarantors under any indenture or the debt securities by reason of his, her or its status as such.

   Each holder of debt securities by accepting such debt securities will waive and release all such liability. The waiver and release will be part of the consideration for issuance of the debt securities. The waiver may not be effective to waive liabilities under the Federal securities laws.

                        DESCRIPTION OF EQUITY SECURITIES

   Our charter currently authorizes us to issue up to 125 million shares of common stock and up to five million shares of preferred stock.

Common Stock

   The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding preferred stock and restrictions under any applicable debt instruments holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights, no cumulative voting rights and have no rights to convert their common stock into any other securities. There are no redemption provisions with respect to any shares of common stock. All of the outstanding shares of common stock are, and the common stock offered by this prospectus will be, upon issuance against full payment of the purchase price therefor, fully paid and nonassessable. As of June 1, 2000 there were issued and outstanding 39,972,844 shares of common stock. As of that date, we also had the following shares of common stock reserved:

  . 15% of the total outstanding shares of common stock reserved for issuance under our Amended and Restated 1997 Equity Incentive Plan;

  . 1,350,000 shares of common stock reserved for issuance under our 401k plan; and

  . 3,347,619 shares of common stock reserved for issuance upon conversion of our 4 1/2% convertible subordinated notes.

   The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The common stock is listed on the New York Stock Exchange under the symbol "FGH."

Preferred Stock

   We may issue shares of our preferred stock in one or more series. We will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions relating to its offering and sale at the time of the offer and sale.

   Our charter authorizes us to issue preferred stock, in one or more series, without stockholder action. Our board of directors can determine the number of shares of each series, and the rights, preferences and limitations of each series. We may also amend our charter to increase the number of authorized shares of preferred stock in a manner permitted by our charter and the Mississippi Business Corporation Act, or the MBCA. As of the date of this prospectus, 50,000 shares of preferred stock currently designated as Series A Junior Participating Preferred Stock are reserved, but we have no shares of preferred stock outstanding.

   The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

  . the number of shares of the series of preferred stock being offered;

  . the title and liquidation preference per share of that series of the preferred stock;

  . the purchase price of the preferred stock;

  . the dividend rate (or method for determining such rate);

  . the dates on which dividends will be paid;

  . whether dividends on that series of preferred stock will be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to accumulate;

  . any redemption or sinking fund provisions applicable to that series of preferred stock;

  . any conversion provisions applicable to that series of preferred stock;

  . voting rights of the preferred stock;

  . whether we have elected to offer depositary shares with respect to that series of preferred stock; or

  . any additional dividend, liquidation, redemption, sinking fund and other rights and restrictions applicable to that series of preferred stock.

   The terms of any series of preferred stock being offered will be disclosed in the prospectus supplement relating to that series of preferred stock. You should refer to the amendment to our charter relating to the series of the preferred stock for the complete terms of that preferred stock. We will file the applicable charter amendment for any series of preferred stock as an exhibit to the registration statement of which the prospectus forms a part (or as exhibit to a Current Report on Form 8-K) promptly after the offering of that series of preferred stock.

   The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, in the event we liquidate, dissolve or wind-up our business, each series of preferred stock will have the same rank as to dividends and distributions as each other series of the preferred stock we may issue in the future.

Depositary Shares

 General

   We may offer receipts for fractional interests, or "depositary shares", in preferred stock, rather than full shares of preferred stock. If we do so, receipts for depositary shares, or "depositary receipts", each of which will represent a fraction (which will be set forth in the prospectus supplement relating to the applicable series of preferred stock) of a share of a particular series of preferred stock, will be issued as described below.

   The shares of any series of preferred stock represented by depositary shares will be deposited under a deposit agreement between us and a depositary to be named by us in the applicable prospectus supplement. Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fraction of a share of preferred stock represented by that depositary share, to all of the rights and preferences of the preferred stock represented thereby (including dividend, voting, redemption, subscription and liquidation rights). We will file the deposit agreement and form of depositary receipt relating to any depositary shares we issue as exhibits to the registration statement of which this prospectus forms a part (or as an exhibit to a Current Report on Form 8-K) promptly after the offering of such depositary share.

   The following discussion describes general terms and provisions of depositary shares. Other terms, and the particular terms of a specific offering of depositary shares (which may differ from the terms described below) will be described in the prospectus supplement relating to that offering.

 Dividends and Other Distributions

   The depositary will distribute all cash dividends or other cash distributions received in respect of the applicable series of preferred stock to the record holders of depositary shares relating to that series in proportion to the amount of those depositary shares owned by the holders.

   In the event of a distribution other than in cash, then the depositary will distribute property received by it to the record holders of depositary shares in an equitable manner, unless we, after consulting with the depositary, determine that it is not feasible to make the distribution, in which case the depositary may sell the distributed property and distribute the net proceeds from the sale to the holders.

 Redemption of Depositary Shares

   If a series of preferred stock represented by depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from any redemption of any shares of that series of preferred stock held by the depositary. The redemption price per depositary share will equal the applicable fraction of the redemption price per share payable with respect to that series of preferred stock. Whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of preferred stock so redeemed. If fewer than all of the depositary shares are to be redeemed, then the depositary shares to be redeemed will be selected by lot, pro rata or by another equitable method.

 Withdrawal of Preferred Stock

   Any holder of depositary shares may receive, upon surrender of the corresponding depositary receipts to the depositary, the number of whole shares of the related series of preferred stock and any money or other property represented by the surrendered depositary receipts. Holders of depositary shares that surrender their depositary receipts will be entitled to receive whole shares of preferred stock on the basis set forth in the related prospectus supplement for the applicable series of preferred stock, but holders of whole shares of that series of preferred stock will not be entitled to subsequently deposit those shares of preferred stock under the deposit agreement or to receive depositary receipts therefor. If the depositary shares surrendered by a holder in connection with a withdrawal exceed the number of depositary shares that represent the number of whole shares of preferred stock to be withdrawn, then the depositary will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares.

 Voting the Preferred Stock

   Upon receipt of a notice of any meeting at which the holders of a series of preferred stock are entitled to vote, the depositary will mail the information contained in the notice to the record holders of the depositary shares relating to that series of preferred stock. Each record holder of the depositary shares on the record date (which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary to exercise the voting rights pertaining to the shares of preferred stock represented by that holder's depositary shares. The depositary will endeavor, insofar as practicable, to vote the amount of the preferred stock represented by those depositary shares in accordance with the holder's instructions, and we will take all reasonable action that the depositary may deem necessary in order to enable the depositary to do so. The depositary will abstain from voting shares of the preferred stock to the extent that it does not receive specific instructions from the holder of depositary shares representing those shares of preferred stock.

 Amendment and Termination of Deposit Agreement

   The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depositary. However, any amendment that imposes any fees, taxes or other charges payable by holders of depositary receipts (other than taxes and other governmental charges, fees and other expenses payable by such holders as stated under "--Depositary Shares--Charges of Depositary"), or that otherwise prejudices any substantial existing right of holders of depositary receipts, will not affect outstanding depositary receipts until 90 days after notice of the amendment has been mailed to the record holders of outstanding depositary receipts. Every holder of depositary receipts at the time the amendment becomes effective will be deemed to consent and agree to the amendment and to be bound by the deposit agreement, as so amended. No amendment may impair the right of any owner of depositary shares to receive shares of the preferred stock and any money or other property represented thereby, subject to the conditions specified in the deposit agreement, upon surrender of the depositary receipts evidencing such depositary shares, except in order to comply with mandatory provisions of applicable law.

   Whenever so directed by us, the depositary will terminate the deposit agreement by mailing notice of termination to the record holders of all depositary receipts then outstanding at least 30 days before the termination date stated in the notice. The depositary also may terminate the deposit agreement if 45 days have expired after the depositary delivered to us a written notice of its election to resign and a successor depositary has not been appointed and accepted its appointment. If any depositary receipts remain outstanding after the date of termination, the depositary will discontinue the transfer of depositary receipts, will suspend the distribution of dividends to the holders of depositary receipts, and will not give any further notices (other than notice of termination) or perform any further acts under the deposit agreement, except that the depositary will continue (1) to collect dividends and any other distributions on the preferred stock and (2) to deliver the preferred stock, together with the corresponding dividends and distributions and the net proceeds of any sales of rights, preferences, privileges or other property, without liability for interest thereon, in exchange for depositary receipts surrendered. At any time after two years from the date of termination, the depositary may sell the preferred stock then held by it a public or private sales, at such place or places and upon such terms as it deems proper, and may hold the net proceeds of any sale, together with any money and other property then held by it, without liability for interest thereon, for the pro rata benefit of the holders of depositary receipts which have not been surrendered.

 Resignation and Removal of Depositary

   The depositary may resign at any time by delivering notice of its election to do so to us, and we may at any time remove the depositary. Any resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of such appointment. The successor depositary must be appointed within 45 days after delivery of the notice of resignation or removal and must be a bank or trust company, or an affiliate of a bank or trust company, having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

 Charges of Depositary

   We will pay charges of the depositary in connection with the initial deposit of the preferred stock and issuance of depositary receipts, all withdrawals of shares of preferred stock by owners of depositary shares, any redemption of the deposited preferred stock and the distribution of information to holders of the depositary receipts. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and any other charges that are expressly provided in the deposit agreement to be at their expense.

 Miscellaneous

   The depositary will forward to the holders of depositary receipts all reports and communications from us that are delivered to the depositary and that we are required or otherwise that we determine to furnish to the holders of the corresponding series of preferred stock.

   Neither we nor the depositary will be liable it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. The obligations of the depositary under the deposit agreement are limited to performing its duties thereunder without negligence or bad faith. Our obligations under the deposit agreement are limited to performing our duties thereunder in good faith. Neither we nor the depositary will be required to prosecute or defend any legal proceeding regarding any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon the advice of counsel or accountants, or upon information provided by persons presenting preferred stock.

                            DESCRIPTION OF WARRANTS

   We may issue warrants to purchase debt securities, common stock or preferred stock (which may be represented by depositary shares). We may issue warrants independently or together with any other securities and may attach them to or separate them from other securities. We will issue any warrants under separate warrant agreements to be entered into between us and a warrant agent specified in the applicable prospectus supplement.

Specific Terms of Each Series of Warrant in a Prospectus Supplement

   The following described general terms and provisions of the warrants to which any prospectus supplement may relate. Other terms, and the particular terms of a specific series of warrants (which may differ from the terms described below), will be described in the prospectus supplement relating to that series. The terms of each series of warrants will be governed by a warrant agreement that we will enter into with a warrant agent. No warrant agreement is restated in its entirety below, and the warrant agreement relating to any specific series of warrants will not be restated in its entirety in a prospectus supplement. We will file a warrant agreement relating to each series of warrants as an exhibit to the registration statement of which this prospectus forms a part (or as an exhibit to a Current Report on Form 8-K) promptly after the offering of those warrants. You should read that warrant agreement, because it, and not this description, will control the rights of holders of the applicable warrants.

   The warrants will be denominated in U.S. dollars or in such foreign currency, currency unit or composite currency as indicated in the applicable prospectus supplement.

   The applicable prospectus supplement will describe the terms of any series of warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

  . the title of the warrants

  . the aggregate number of the warrants;

  . the price or prices for which the warrants will be issued;

  . the currency, currency unit or composite currency in which the price for the warrants will be payable;

  . the designation, number and terms of the debt securities, common stock or preferred stock purchasable upon exercise of the warrants, and procedures pursuant to which such numbers may be adjusted;

  . the designation and terms of the debt securities, common stock or preferred stock, if any, with which the warrants are issued and the number of warrants issued with each such security;

  . the date, if any, on and after which the warrants and the related underlying security will be separately transferable;

  . the exercise price or prices at which the debt securities, common stock or preferred stock purchasable upon exercise of the warrants may be purchased, or provisions for determining the exercise price or prices, procedures pursuant to which the exercise price or prices may be adjusted, and (if not U.S. dollars) the foreign currency, currency unit or composite currency in which the exercise price or prices are denominated;

  . the date on which the right to exercise the warrants will commence and the date on which that right will expire;

  . whether the warrants will be issued in bearer form;

  . the minimum or maximum amount of warrants that may be exercised at any one time;

  . information with respect to book-entry procedures, if any;

  . a discussion of certain Federal income tax considerations; and

  . any other terms of the warrants, including terms, procedures and limitations relating to the transferability, exchange and exercise of the warrants.

   Until they exercise their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon exercise, and will not be entitled to

  . receive payments of principal of (or premium, if any) or interest, if any, on any debt securities purchasable upon exercise,

  . receive dividend payments, if any, with respect to any underlying securities or

  . exercise the voting rights of any common stock or preferred stock purchasable upon exercise.

Exercise Of Warrants

   Unless otherwise indicated in the applicable prospectus supplement relating thereto, the warrants will be issued in registered form. Each warrant will entitle its holder to purchase for cash the principal amount or number of our securities at the exercise price set forth in, or determinable from, the applicable prospectus supplement relating to the warrants offered thereby. Warrants may be exercised as described in the applicable prospectus supplement at any time up to the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date (or any later expiration date, if we extend the expiration date), unexercised warrants will become void.

   Upon receipt of payment and of the certificate evidencing a warrant, properly completed and duly executed, at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by a surrendered warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Modifications

   We and the warrant agent may amend the warrant agreements and the terms of the warrants, without the consent of the holders of warrants,

  . to cure any ambiguity, defect or inconsistency;

  . to provide for the assumption of our obligations to holders of warrants in the case of a merger or consolidation or sale of all or substantially all of our assets;

  . to make any change that we deem necessary or desirable and that will not materially and adversely affect the interests of holders of outstanding warrants; or

  . to provide for a success warrant agent.

   We and the warrant agent also may modify or amend certain other terms of the warrant agreements and the warrants with the consent of the holders of a majority in number of the then-outstanding unexercised warrants affected. However, no such modification or amendment may be made without the consent of the affected holders if the amendment would

  . shorten the period of time during which the warrants may be exercised;

  . otherwise materially and adversely affect the exercise rights of the holders of the warrants; or

  . reduce the number of outstanding warrants.

Merger, Consolidation Or Sale Of Assets

   If at any time there occurs a merger of, consolidation of, or sale of substantially all of the assets of, us, as a result of which securities underlying warrants are converted into the right to receive stock, securities or other property, then each outstanding warrant will thereafter only be exercisable for the kind and amount of stock, securities or other property receivable upon the consummation of that transaction by a holder of the number of securities underlying the warrant.

Enforceability Of Rights By Holders

   The warrant agent will act solely as our agent in connection with the issuance and exercise of any warrants. The warrant agent will have no duty or responsibility in case of any default by us in the performance of its obligations under the warrant agreements or the warrant certificates. Each holder of warrants may, without the consent of the warrant agent, enforce by appropriate legal action, on its own behalf, its right to exercise its warrants.

                              PLAN OF DISTRIBUTION

   We may sell the securities through agents; through underwriters or dealers; or directly to one or more purchasers.

By Agents

   Securities may be sold through agents designated by us. The agents agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

   If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

   We may also sell these securities directly. In this case, no underwriters or agents would be involved.

General Information

   Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation described in a prospectus supplement.

   We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

   Underwriters, dealers and agents may engage in transactions with, or perform services for, us or our subsidiaries in the ordinary course of their business.

                                 LEGAL MATTERS

   Unless otherwise specified in a prospectus supplement relating to particular securities, the validity of the securities will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

                                    EXPERTS

   The consolidated financial statements of Friede Goldman Halter, Inc. at December 31, 1999, and for the year then ended, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1998, and for each of the two years in the period ended December 31, 1998, by Arthur Andersen LLP, independent auditors, as set forth in their respective reports incorporated by reference herein, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the informational requirements of the Securities Exchange Act, and, in accordance therewith, file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: 7 World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Such material also may be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov. Our common stock is listed for trading on the New York Stock Exchange under the trading symbol "FGH," and reports, proxy statements and other information concerning us may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You may also obtain information on our company at our home page on the Internet at http://www.fgh.com.

   We have filed with the SEC a registration statement under the Securities Act with respect to these securities. This prospectus does not contain all of the information in the registration statement. For further information on us and these securities, you should read the registration statement and the exhibits attached to the registration statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents which we have previously filed with the SEC pursuant to the Securities Exchange Act are incorporated into this prospectus by reference:

     1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 1999; and

     2. Our Quarterly Report on Form 10-Q for the quarter ended March 31,
  2000.

     3. Our Current Report on Form 8-K filed with the SEC on June 6, 2000.

   All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained therein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

   We will provide without charge to each person, including any beneficial owner of a security, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Requests for such copies should be directed to Friede Goldman Halter, Inc., 13085 Industrial Seaway Road, Gulfport, Mississippi 39503, Attn:
Corporate Secretary, (228) 896-0029.

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                                8,750,000 Shares

                          [FRIEDE GOLDMAN HALTER LOGO]

                                  Common Stock

                             ---------------------
                             Prospectus Supplement
                             ---------------------

                            RBC Dominion Securities

                           Jefferies & Company, Inc.

                                 June 22, 2000

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